Earnings Presentation First Quarter 2011 May 11, 2011 12:00 noon UK time Exhibit 99.2

2 Page  11-May-11
Forward-looking statements
• Certain statements made in this presentation may include “forward-looking statements” within the meaning of
Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,”
“forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract awards, the date of commencement and completion of operations of contracts and the scope and location of our work thereunder, expectations as to the
Group’s performance in 2011, expectations as to the Group’s approach to costs, risk, pricing, execution and position and direction of the market in 2011, including statements as to expected activity levels, order momentum, margin headwinds, capital expenditures, administrative expenses and the reclassification of certain such expenses as operating expenses, integration costs, expected depreciation and amortisation, expected effective tax rate and issued share count, statements contained in the "Market Overview and Outlook" slide, including anticipated oil prices and tendering activities, activity levels and pricing environment in the North Sea, expected contracts coming to market in West Africa, activity levels and the timing for improvements in the Gulf of Mexico, anticipated opportunities in Brazil, anticipated SURF contracts coming to market award in Asia Pacific and the timing thereof, and the Company’s ability to capture and benefit from such opportunities, statements as to the Company’s outlook for the current financial year, statements as to the expected redemption of the June
2011 convertible bonds and the Company’s preparations therefore, statements as to the expected accounting treatment for the Sonamet investment, statements as to the expected date of operational delivery of Seven
Borealis,
statements as to the date Seven Havila is expected to commence work, expectations regarding our backlog, the progress of the integration of Acergy S.A. and Subsea 7 Inc. and statements relating to the financial assumptions for 2011. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A.
and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

3 Page  11-May-11
Highlights
• Combination between Acergy S.A. and Subsea 7 Inc. completed
• Merger integration progressing on track
• Good operational performance across the enlarged Group’s project portfolio
• Lower margins in the quarter due to low project activity in Asia Pacific, short-term margin pressure in the North Sea and lower vessel utilisation
• Good cash generation from operations and continued investment in vessels resulted in cash and cash equivalents of $890 million, as at March 31, 2011
• Strong order intake resulting in backlog as at March 31, 2011 of $6.7 billion
• Contracts exceeding $1.5 billion announced post quarter end, including the $1 billion
Guará Lula NE Project, offshore Brazil

subsea 7

Guará-Lula NE

Seven Havila

Oleg Strashnov*

www.subsea7.com

seabed-to-surface

4 Page  11-May-11
Consistent strategy and priorities
• We remain focused on key markets with long-term, strong and sustainable growth characteristics; markets where we can differentiate ourselves, markets were we can achieve profitable growth
• While integrating the two companies
* Oleg Strashnov delivered to the Seaway Heavy Lifting joint venture
Our key priorities:
Safety & operational excellence
Business acquisition - maintaining discipline in
our tendering processes
Technology
Ongoing fleet enhancement
Synergy and cost reduction - Optimise costs
without impeding our ability to grow profitably

5 Page  11-May-11
Income statement highlights
2011
Period
Ended
2010
Three Months
Ended
Subsea 7 S.A. Acergy S.A. Subsea 7 Inc.
In $ millions, except Adjusted EBITDA margin, share and per
share data
Mar.31.11
Unaudited
Feb.28.10
Unaudited
Mar.31.10
Unaudited
Revenue from continuing operations 1,291.7 575.8 452.9
Net operating income from continuing operations 94.3 100.8 78.6
Income before taxes from continuing operations 70.0 76.0 53.7
Taxation (24.8) (23.4) (17.7)
Net income from continuing operations 45.2 52.6 36.0
Net income – total operations 45.2 57.6 36.0
Adjusted EBITDA – continuing operations 189.5 135.2 111.0
Adjusted EBITDA margin – continuing operations 14.7% 23.5% 24.5%
Per share data (diluted)
Earnings per share - continuing operations $0.14 $0.23 $0.24
Earnings per share – total operations $0.14 $0.26 $0.24
Weighted average number of Common Shares and
Common Share equivalents outstanding
300.9m 184.4m 148.1m

6 Page  11-May-11
Highlights: Net operating income bridge
Legacy Acergy S.A. – three months to Feb.28.10
Legacy Subsea 7 Inc. - three months to Mar.31.10
Subsea 7 S.A. – includes Dec ’10 for Acergy S.A.
$100.8m
$78.6m
($85.1m)
$94.3m
Q1'10 NSMC AFGoM APME BRAZIL CORP Q1'11
$179.4m
NSCM
• Lower vessels utilisation
• Lower margins on projects awarded in 2010
AFGoM
• Nigerian elections led to localised disruptions
leading to some delayed mobilisations
APME
• Lack of current projects
• Q1 ‘10 benefited from high offshore activity &
project completions (Pluto, Pyrenees, Santos
Henry, Kikeh flexibles)
Brazil
• Delays on P55 - now back on track
Other:
• High levels of planned dry-docking
• Expected increase in depreciation of $30m,
including $12m arising from PPA
• Integration and restructuring costs of $11m
• Higher tendering costs across the Group

subsea 7

NSMC
$308m
($8m)
Revenue
NOI
AFGoM
$725m
$118m
Revenue
NOI
APME
$64m
$2m
Revenue
NOI
BRAZIL
$191m
$4m
Revenue
NOI

www.subsea7.com
seabed-to-surface

7 Page 11-May-11 Operational performance – Q1 2011

8 Page  11-May-11
Income statement overview
• Administrative expenses of $111 million, included $11 million of integration costs and
December month
• Joint ventures performed well
• Other gains and losses were losses of $17 million due to weakening USD vs EUR, NOK, GBP
• Finance costs reflected interest on convertible loan notes and interest expense / fees associated with $1 billion loan and guarantee facility
• Effective rate of tax of c.35% reflects geographical project mix
• Diluted EPS was $0.14 based on 300.9m shares, which reflected weighted average share count across the period

9 Page  11-May-11
Cash flow and balance sheet overview
• Good cash generation from operating activities
• Capex in line with expectations: Seven Havila delivered; Seven Borealis – on track
•
Expected capex (excluding Seven Havila joint venture) for 2011 of c.$550m
• Prepared for redemption of June 2011 convertible notes, if necessary. Notes outstanding of $229m reflected in current liabilities
• Purchase price allocation (PPA) work ongoing
• Provisional goodwill of $2.4 billion arising from the combination
• Closing cash and cash equivalents of $890 million
• Sonamet remains held as an asset held for sale

10 Page  11-May-11
2011 – financial assumptions
Current assumptions:
• Administrative expenses: c.$75 million per quarter for remainder of 2011, excluding integration costs but synergies starting to materialise
• Integration costs: $11 million expensed in Q1 ‘11 ($16 million expensed in Q4 ’10) - c.$25 million per quarter for remainder of 2011
• Full-year Depreciation & Amortisation (D&A) of c.$350 million:
– c.$260 million – 2010 legacy companies combined run-rate
– c.$50 million PPA
– c.$10 million – December ‘stub’ month
– c.$25 million – Full-year effect of additions to the fleet, capitalisation of dry-docks and FX
• Effective rate of tax of 35%
• Issued share count of 351.8 million shares, including c.11 million shares held in treasury

11 Page  11-May-11
Market overview and outlook
• Continued robust oil price and high levels of tendering activities underpins strong order book momentum
• North Sea: record levels of tendering and increasing activity; signs of an improving pricing environment; well placed to benefit from opportunities
• West Africa: a number of major contracts expected to come to market award late 2011 and early 2012
• Gulf of Mexico: activity levels building slowly; timing of improvements uncertain
• Brazil: more opportunities ahead; well placed to capture a number of these opportunities
• Asia Pacific: significant gas-driven SURF contracts in Australia expected to come to market award in 2011 and 2012
• Comfortable with the outlook for the current financial year
• In a growing market and with the benefits of the combination, we look forward with confidence to capturing further opportunities

12 Page 11-May-11 Page 11-May-11 Appendices

13 Page  11-May-11
SapuraAcergy JV Brazil AFGoM
Major project progression
Continuing projects >$100m between 5% and 95% complete as at March 31, 2011 excl. long-term ship charters and
Life-of-Field day-rate contracts.
0% 20% 40% 60% 80% 100%
Laggan Tormore (North Sea)
Jasmine (North Sea)
Andrew Bundle (North Sea)
Deep Panuke (Canada)
Skarv GSI (North Sea)
Skarv Flowline (North Sea)
P55 Export (Brazil)
Gumusut (Malaysia)
EGP3B (Nigeria)
Block 31 (Angola)
Oso Re (Nigeria)
PazFlor (Angola)
Block 18 GEL (Angola)
ALNG (Angola)
Block 17/18 (Angola)
NSMC

14 Page  11-May-11
Backlog by Segment
NSMC
37%
AFGoM
39%
Brazil
23%
APME
1%
Backlog
Backlog by Service Capability
SURF
70%
LoF
15%
Backlog by Award Date
2009
19%
2010
46%
2011
12%
<=2008
23%
Backlog by Execution Date
2013+
24%
2012
29%
2011
47%
In $ millions as at: Mar.31.11 Dec.31.10 Nov.30.10 Mar.31.10 Feb.28.10
Subsea 7 S.A.
(1)
6,668 - - - -
Acergy S.A. - - 3,552 - 2,469
Subsea 7 Inc - 2,800 - 2,551 -
(1)
Backlog refers to expected future revenue under signed contracts, which are determined as likely to be performed, but excludes amounts related to discontinued operations as of Mar.31.11 $nil, Nov.30.10: $nil, Feb.28.10: $25m
Conventional
8%
Other
7%

15 Page  11-May-11
Segmental analysis:
Period ended
March 31, 2011
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total –
Continuing
operations
Revenue 307.8 725.1 63.9 190.6 4.3 1,291.7
Net operating
(loss)/income
(7.5) 118.0 1.8 3.8 (21.8) 94.3
   Investment income 5.5
   Other gains and losses (17.3)
   Finance costs (12.5)
Net income before taxation from continuing operations 70.0

Three Months ended
Feb.28.10
Unaudited
In $ millions
Acergy
NEC
Acergy
AFMED &
Acergy
NAMEX
Acergy
AME
Acergy
SAM
Corporate
Total -
Continuing
operations
Revenue 90.6 342.2 87.4 54.9 0.7 575.8
Net operating
(loss)/income
(1.4) 87.3 20.7 5.1 (10.9) 100.8
    Investment income 2.4
    Other gains and losses (19.6)
    Finance costs (7.6)
Net income before taxation from continuing operations 76.0

16 Page  11-May-11
Adjusted EBITDA
• The Group calculates adjusted earnings before interest, income taxation, depreciation and amortisation
(‘Adjusted EBITDA’) from continuing operations as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Adjusted EBITDA for discontinued operations is calculated as per the methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
• Adjusted EBITDA is a non-IFRS measure that represents EBITDA before additional specific items that are considered to hinder comparison of the Group’s performance either year-on-year or with other businesses. The additional specific items excluded from Adjusted EBITDA are other gains and losses and impairment of property, plant and equipment and intangibles. These items are excluded from Adjusted EBITDA because they are individually or collectively material items that are not considered representative of the performance of the businesses during the periods presented. Other gains and losses principally relate to disposals of property, plant and equipment and net foreign exchange gains or losses. Impairments of property, plant and equipment represent the excess of the assets’ carrying amount over the amount that is expected to be recovered from their use in the future.
• The Adjusted EBITDA measures and Adjusted EBITDA margins have not been prepared in accordance with
International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board as adopted for use in the European Union. These measures exclude items that can have a significant effect on the Group’s profit or loss and therefore should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS) as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) as a measure of the Group’s liquidity.
• Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of the operational strength and the performance of the business. These non-IFRS measures provide management with a meaningful comparison amongst its various regions, as they eliminate the effects of financing and depreciation. Management believes that the presentation of Adjusted EBITDA from continuing operations is also useful as it is similar to measures used by companies within Subsea 7’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Subsea 7’s industry.
Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare performance to its competitors and is widely used by shareholders and analysts following the Group’s performance.
Notwithstanding the foregoing, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.

17 Page  11-May-11
Reconciliation of net income and net operating
income to Adjusted EBITDA
Period Ended
Mar.31.11
Three Months Ended
Feb.28.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
45.2 - 45.2 52.6 5.0 57.6
Depreciation and amortisation  91.2 - 91.2 30.6 - 30.6
Impairments
4.0 - 4.0 3.8 - 3.8
Investment income (5.5) - (5.5) (2.4) - (2.4)
Other gains and losses
17.3 - 17.3 19.6 - 19.6
Finance costs 12.5 - 12.5 7.6 - 7.6
Taxation
24.8 - 24.8 23.4 1.7 25.1
Adjusted EBITDA
189.5 - 189.5 135.2 6.7 141.9
Revenue  1,291.7 - 1,291.7 575.8 35.4 611.2
Adjusted EBITDA % 14.7% - 14.7% 23.5% 18.9% 23.2%
Period Ended
Mar.31.11
Three Months Ended
Feb.28.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
94.3 - 94.3 100.8 6.7 107.5
Depreciation and amortisation
91.2 - 91.2 30.6 - 30.6
(Reversal of impairments) / impairments
4.0 - 4.0 3.8 - 3.8
Adjusted EBITDA
189.5 - 189.5 135.2 6.7 141.9
Revenue  1,291.7 - 1,291.7 575.8 35.4 611.2
Adjusted EBITDA % 14.7% - 14.7% 23.5% 18.9% 23.2%
Reconciliation to net income:
Reconciliation to net operating income:

10.01.11 18 Page
seabed-to-surface
www.subsea7.com
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